EXHIBIT 99.1
For Immediate Release
Flamel Technologies Welcomes FDA Approval of COREG CR™
Lyon, France — October 23, 2006 — Flamel Technologies (Nasdaq: FLML) is pleased that the U.S. FDA has approved GlaxoSmithKline’s (NYSE: GSK) new drug application of COREG CR (carvedilol phosphate extended release capsules) for use in treating three key conditions:
•	High blood pressure, also known as hypertension;

•	A heart attack that reduced how well the heart pumps (known medically as post-myocardial infarction left ventricular dysfunction); and

•	Mild to severe heart failure.
COREG CR microparticles are produced by Flamel Technologies at its production facility in Pessac, France, using the company’s Micropump® technology platform.
Stephen H. Willard, Flamel’s chief executive officer, stated, “We are delighted at the continued success of the COREG CR program. Flamel and GSK have worked closely together to accomplish this goal. I believe that the approval decision from the FDA marks the beginning of a new phase of growth for Flamel.”
Flamel Technologies expects to release its third quarter financial results on Wednesday, November 1st, after the market close. A conference call to discuss its third quarter financial results, as well as the recent FDA action regarding COREG CR, has been scheduled for Thursday, November 2nd at 8:30 AM (ET). A question and answer period is expected to follow the discussion of results.
     To participate in the conference call, investors in the US and Canada are invited to dial 1-800-374-1498. International callers are invited to call 1-706-634-7261. The Conference ID number is 9397396.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
Contact:
Michel Finance, Chief Financial Officer
Tel: (011) (33) 4-7278-3434
Fax: (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE: (011) 33-4-7278-3434
US (1) (202) 862-8400
Fax: 202-862-3933
Marlio@flamel.com
     This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
     The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
      These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
      These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2005.